

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 17, 2008

Mr. Edward C. Hall
Chief Financial Officer
Jmar Technologies, Inc.
10905 Technology Place
San Diego, CA 92127

      RE: **Jmar Technologies, Inc.**
               Form 10-K for the fiscal year ended December 31, 2007
               Filed April 2, 2008
               File No. 1-10515

Dear Mr. Hall:

      In connection with our financial statement only review of Jmar Technologies, Inc.'s 2008 Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-K for the period ended December 31, 2007

Notes to Consolidated Financial Statements, page 32

Note 8. Notes Payable and Other Long-term Obligations, page 38

1.   Please refer to prior comment 3. It appears that you have registration rights agreements outstanding that require you to file registration statements. We also note that you will incur liquidated damages if certain events occur. Please clarify if these damages are capped, and revise future filings to disclose the maximum potential amount to be paid. Also, explain if you recognized any liabilities for the liquidating damages at the balance sheet date. Refer to EITF 00-19-2 for guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief